

SOMA.finance

A Revolutionary Multi-Asset DEX
& Token Issuance Platform

SOMA Finance, Incorporated, d/b/a SOMA.finance ("SOMA.finance") is not the issuing entity, a registered broker-dealer, or crowdfunding portal, and is not acting in a regulated capacity in any way in connection with the proposed issuance of any securities referenced in this presentation. SOMA.finance has partnered with Tritaurian Capital, Incorporated ("TTC"), a registered Broker-Dealer and member of FINRA and SIPC, located at 430 Park Avenue, 19th Floor, New York, New York 10022, and any securities referenced in this presentation will be offered through TTC. You can view the TTC BrokerCheck record at www.brokercheck.finra.org and reach their website at www.tritauriancapital.com. Please review information provided there on TTC's Regulation BI disclosures.

For Private Placements, offering of securities are only made through the private placement memorandum and associated offering documents for each offering. These private placement memorandums contain specific details of fees paid to both SOMA.finance and TTC and should be reviewed in detail before investing. No communication by SOMA.finance, TTC, or any of their respective affiliates through this presentation or any other medium, should be construed or is intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice.

For Regulation Crowdfunding Offerings, this Presentation is not a solicitation of money or any other consideration. If any money or other consideration is sent in response it will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and then only through Tritaurian using the SOMA.finance platform. Any indication of interest made by a potential purchaser involves no obligation of commitment of any kind.

Certain information contained herein constitutes "forward-looking statements," which can be identified by future dates or the use of terms such as "may," "will," "should," "could," "would," "potential," "continue," "expects," "anticipates," "projects," "future," "targets," "intends," "plans," "believes," (or the negatives thereof) or other variations thereon or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond the control of TTC. Actual results, dates, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. The forward-looking events discussed in this Presentation may not occur. TTC undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The information contained herein is not intended to be relied upon as the basis of an investment decision, and is not, and should not be assumed to be complete. Certain uses of third-party company names and logos are for illustrative purposes only and do not imply partnership, affiliation, or endorsement. All such intellectual property belongs solely to their owners and not to TTC. None of the information contained herein has been filed with the U.S. Securities and Exchange Commission, except in the event of a Regulation CF or Regulation A+ offering, any securities administrator under any securities laws of any U.S. or non-U.S. jurisdiction or any other U.S. or non-U.S. governmental or self-regulatory authority. No such governmental or self-regulatory authority will pass on the merits of TTC or the adequacy of the information contained herein. Any representation to the contrary is unlawful. By accepting this presentation, each recipient agrees to be bound by the foregoing terms.

Several of the products and services described herein require TTC to obtain various regulatory licenses. TTC is in the process of securing certain licenses in additional to the licenses that it already has. Any product lines will only be launched and offered when full compliance and licensure is achieved. Moreover, the products and services described may not be eligible for users in some states or countries or suitable for all types of users. Prospective users should inform themselves as to the legal and compliance requirements and tax consequences and risks within the countries of their citizenship, residence, domicile and place of business.

This presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation of any security or any other product or service by Tritaurian or any other third-party regardless of whether such security, product or service is referenced in this brochure. Furthermore, nothing in this Presentation is intended to provide tax, legal, or investment advice and nothing in this Presentation should be construed as a recommendation to buy, sell, or hold any investment or security or to engage in any investment strategy or transaction. TTC does not represent that the securities, products, or services discussed in this Presentation are suitable for any particular investor. You are solely responsible for determining whether any investment, investment strategy, security, or related transaction is appropriate for you based on your personal investment objectives, financial circumstances, and risk tolerance. You should consult your business advisor, attorney, or tax and accounting advisor regarding your specific business, legal, or tax situation.

Who Are We?

SOMA.finance is the first fully-compliant, multi-asset decentralized exchange (DEX) and capital raising platform.

Founded in 2021 as a partnership between the founders of the multi-platform decentralized finance (DeFi) protocol MANTRA and the broker-dealer Tritaurian Capital, the purpose of SOMA.finance is to offer a secure bridge between DeFi and TradFi for anybody, anywhere in the world.

Through SOMA.finance, users will get access to a first of its kind legal and regulated framework for the trading of tokenized equities, token issuances and exclusive projects. With our secure onboarding process and comprehensive encryption protocols, SOMA.finance aims to build a community of empowered and educated investors with an accessible, regulated financial platform.

With the introduction of regulated securities to the DeFi market, SOMA.finance is set to usher in the next evolution of decentralized finance as the mass adoption of blockchain technology unfolds in the years ahead.

To Offer a Secure Bridge Between DeFi and TradFi for Anyone, Anywhere in the World.



Innovation
We deliberately and persistently innovate, bringing new ideas and possibilities to Finance.



Integrity
In an industry oftentimes characterized by predation, integrity keeps us accountable to end users all over the world.



Dynamism
DeFi is in constant motion, always evolving; our dynamism must match, if not exceed, this pace.



Empowerment & Education
To empower investors around the world, we educate, understanding that our ideal user is an informed one.

We Offer the Best of DeFi and TradFi

DeFi

Improved transparency through blockchain

Frictionless transactions

Enhanced transaction speeds

Non-custodial offering

Diverse suite of financial products

TradFi

User protection from a FINRA and SEC licensed broker-dealer

Fairness and equity - no trading against the user

Protection with SIPC insurance

Reduced risk due to comprehensive KYC/AML process

We Address Regulatory Challenges

If you can buy U.S. equities, you are eligible to open an account on SOMA.finance



Our affiliate, Tritaurian Capital, is a **U.S. regulated broker-dealer** specifically licensed for blockchain technology under FINRA and the SEC



Unlike unregulated or centralized crypto exchanges, **user's accounts are segregated** under a bankruptcy



As **regulated issuances**, SOMA products will have disclosures, risks outlined and assets will be **fully backed**, unlike risky "synthetics"



User's accounts are **protected by SIPC insurance**



SOMA can issue tokens to **retail investors as well as accredited and institutions, including in the U.S.** using a variety of offerings



U.S. securities issued under **Reg CF / A+/ S / D**

We Protect Our Users

Using KYC/AML, we mitigate the risk of anonymous bad actors exploiting our users. We protect our users from FX scams, Ponzi schemes, stock manipulation and financial fraud.

Using an Automated Market Maker (AMM), we won't trade against you, manipulate the trades or prices, wash trade, or use any of the other centralized exchanges tactics against investors – we won't sell your trades to 3rd party funds to exploit.

The SOMA platform will scan for outside illegal activities on the AMM such as "front running" or other manipulations and ban offenders.

Because our affiliate, Tritaurian Capital, reports to FINRA and the SEC, there are policies and prohibitions against insider trading and other violations that other platforms ignore.

Additional features for tokens SOMA issues like "positive control" functionality - if the keys to the tokens are lost or stolen, the tokens can be replaced like a lost stock certificate.



Investors







































- GRIFFIN GAMING PARTNERS
- animoca BRANDS
- Gate Ventures
- GSR
- Kenetic
- PULSAR TRADING
- TOKEN BAY CAPITAL
- BABOON VC
- FORTE
- Fomocraft Ventures
- MIND FUND
- BCW
- HexTrust
- SMO CAPITAL
- GAMEFI VENTURES
- LimeChain
- ASTRAPTO
- sors
- GCR
- MANTRA



SOMA.finance
Platform

Key Features



Tokenized Equities
Including after hours equities trading of key stocks and securities



Crypto, STOs and NFTs
We will be the first globally compliant multi-asset DEX



24/7 Trading
Peer-to-peer trading round-the-clock



1:1 Backed & Redeemable
Ownership of the underlying Asset = not a synthetic or derivative asset



Globally Compliant
Licensed & available for global retail and sophisticated investors



DeFi to TradFi Bridge
Giving institutions on-chain DeFi access



DeFi Primitives
Democratizing marketing making and yield farming for everyone



FIAT Convertible
On/Off ramps for FIAT Conversations via MLT licenses

Certain products will require additional licenses and will not launch until they are received
Securities offered by Tritaurian Capital, Incorporated - Please see disclaimer slide on page 2

Starter


SOMA Token
Search stock or crypto [⌘+F]
Dashboard
Swap
Starter
Coming soon
SOMA Token
SOMA
Participate
Website
PROJECT & TEAM
POOL INFO
MY OVERVIEW
Highlights
First legally issued and compliantly structured digital security that is open to US retail investors
Token holders are eligable to receive dividends from the
YOU PAY
50%
Max
USDC
0.00
Balance
106,820.00 USDC
Resources
Settings

SOMAstarter is our globally compliant token issuance and capital raise platform.

Get first-mover advantage with access to all the latest projects.

Swap

Our multi-asset AMM will support the trading of tokenized equities, crypto, digital securities & NFTs, giving you the flexibility to build a diverse portfolio and earn yield any time, anywhere.


sTSLA
0xF7cc...b6D8
Dashboard
Swap
Starter
Earn
Overview
Transaction History
sTSLA/USDC
Tesla, Inc
885.35 USDC
+5.78%
1h
24h
1w
1m
1y
ytd
You pay
0.00
USDC
Balance
106,820.12 USDC
You receive
0.00
sTSLA
Balance
2,300.00 sTSLA
Place order
Market Info
Market Cap
USDC 604.8 B
Volume (24h)
USDC 53.7 B
Price Change
+ 20.71
24h high
USDC 888.20
24h Low
USDC 883.71
Popularity
#2
Resources
Settings
Active

Earn

Earn will be one of the first U.S. compliant staking and earning products that will include tokenized U.S. Treasuries, allowing for participation from a large base of investors, including U.S. retail.


Earn
0xF7cc...b6D8
Dashboard
Lockdrop
Swap
Starter
Earn
Participated products only
Participated
Vesting till 3 Nov 23
Polygon Earn
Est. APR
18.25%
Invested
106,820.00 USDC
Unrealized P/L
+212.00 USDC
Participated
Open: 30 days
Ethereum Earn
Est. APR
20.00%
Invested
106,820.00 USDC
Unrealized P/L
-- USDC
Open: 30 days
Cosmos Earn
Est. APR
38.00%
Invested
-- USDC
Unrealized P/L
-- USDC
Open: 30 days
Flow Earn
Est. APR
2700%
Invested
-- USDC
Unrealized P/L
-- USDC
Closed
Sand Earn
Est. APR
18.50%
Invested
-- USDC
Unrealized P/L
-- USDC
Resources



Roadmap

Token and Platform Launch



Preparation for Regulation CF Offering

1. Coindesk released exclusive announcement of the SOMA token Reg CF (over 180M impressions)

2. Exclusive interview on NYSE trading floor from FinTech.TV about the SOMA token issuance & platform launch

3. Team members at Permissionless, Token 2049, Mainnet to push onboarding and SOMA token launch

4. File Form C for the Regulation CF offering with the SEC. Select third party partner and prepare offering web pages

5. Regulation CF Offering goes live in early 2024. Retial investors can begin to invest and purchase $SOMA

6. Launch the Lockdrop allowing people to purchase tokenized public equities & earn SOMA rewards

7. Launch the SOMA DEX with the initial public equities and liquidity from the Lockdrop

8. Launch the first Earn pool with tokenized US treasuries (T-Bills)

9. Carry out incentive campaign for people to transfer their public equities to the SOMA platform

Next Steps



SOMA Token

Security Structure and Offerings

Future financings utilizing $SOMA will either be registered offerings or rely upon an exemption as the circumstances of the raise permits and requires.

The SOMA token is a security issued under the rules promulgated by the Securities Act of 1933 (as amended). As a security token, $SOMA is subject to the securities rules and regulations of the United States.

As with all tokens issued on the SOMA.finance platform, the $SOMA token was designed and issued specifically to be a financial instrument of SOMA Finance, LLC and to be regulated as such. As a security, issuances of $SOMA to date and as anticipated, have relied upon various exemptions from Section 5 of the 1933 Act.



Seed Round — Regulation D 506(c) and Regulation S

Liquidity Round — Regulation D 506(c) and Regulation S

First Public Round — Regulation CF

Token Utility



Dividends



Yield Farming
Opportunities



Governance & Token
Holder Rights



Staking

Tokenomics Overview

Max Supply

88,888,888 $SOMA

distributed over 5 years

Seed Round Fundraise

$5,820,304

Liquidity Round Fundraise

$5,860,000

Token Price

Seed Round

$1.00

Liquidity Round

$1.75

Public Round - Reg CF

$2.50

Regulation CF (Crowdfunding)

Issuer	SOMA Finance, Incorporated
Securities Offer	Up to 2,000,000 Security Tokens
Token Price	$2.50 per Token
Minimum Offer	$15,000 (per person $100 minimum - max the lesser of $50,000 or each investor's Regulation Crowdfunding Limit)
Maximum Offer	$5,000,000
Tokens Outstanding (Total Tokens)	88,888,888

Token Tranches

Token Holder	Amount of Tokens	Percentage	
Seed Round	5,820,304	6.5%	90 Day Cliff, 3 Year Vest
Liquidity Round	3,348,572	3.8%	45 Day Cliff, 2 Year Vest
Regulation Crowdfunding Offering	2,000,000	2.3%	1 Year Cliff, Unlock
OM Staking Distribution[1]	3,555,556	4.0%	2.5% Day 7, Linear for 2 Years
SOMA Staking Rewards	31,111,110	35.0%	
Reserve Pool	19,555,556	22.0%	25% Day 1, Linear for the remaining 75% Day 1 for 5 Years
BD License Fee[2]	3,555,556	4.0%	
Team & Advisors[3]	19,942,234	22.4%	
TOTAL	88,888,888	100.0%	

Notes:
1. Members of SOMA management, including Messrs. Mullin, Corkin and Miranda will receive tokens from this pool
2. Members of SOMA management, including Messrs. Heyn and Preissler will receive tokens from this pool
3. Members of SOMA management, including Messrs. Mullin, Corkin, Miranda, Heyn and Preissler as well as several other consultants and advisors make up the Team & Advisors pool

Tokenomics



Seed Round
7%

Liquidity Round
4%

**Regulation
Crowdfunding Offering**
2%

OM Staking Distribution
4%

Team & Advisors
22%

BD License Fee
4%

SOMA Staking Rewards
35%

Reserve Pool
22%

**Total Supply
88,888,888 $SOMA**

Follow Our Updates On Our Channels.

 SOMA.finance

 twitter.com/
SOMA_finance

 medium.com/
@SOMA.finance

 t.me/
SOMAfinanceofficial

 facebook.com/
SOMAfinance

 linkedin.com/company/
SOMAfinance

 instagram.com/
SOMA.finance

 youtube.com/
@SOMAfinance

 github.com/
SOMA-finance

 reddit.com/r/
SOMAfinance



DISCLAIMER

THE INFORMATION CONTAINED IN THIS DOCUMENT DOES NOT CONSTITUTE A DISTRIBUTION, AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY ASSETS OR PRODUCTS IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR INVITATION IS NOT AUTHORIZED AND/ OR WOULD BE CONTRARY TO LOCAL LAW OR REGULATION. ANY OFFERING IS MADE ONLY PURSUANT TO THE RELEVANT OFFERING DOCUMENT AND THE RELEVANT SUBSCRIPTION APPLICATION, ALL OF WHICH MUST BE READ IN THEIR ENTIRETY. NO OFFER TO PURCHASE ASSETS WILL BE MADE OR ACCEPTED PRIOR TO RECEIPT BY THE OFFEREE OF THESE DOCUMENTS AND THE COMPLETION OF ALL APPROPRIATE DOCUMENTATION.

Appendix



FINRA Broker Check

www.finra.org/brokercheck   User Guidance

Firm Operations

Types of Business
This section provides the types of business, including non-securities business, the brokerage firm is engaged in or expects to be engaged in.
This firm currently conducts 7 types of businesses.

Types of Business

Underwriter or selling group participant (corporate securities other than mutual funds)

Mutual fund retailer

Broker or dealer selling variable life insurance or annuities

Real estate syndicator

Broker or dealer selling oil and gas interests

Private placements of securities

Other - PRIVATE PLACEMENTS OF DIGITAL SECURITIES, INCLUDING THE USE OF DISTRIBUTED LEDGER (BLOCKCHAIN) TECHNOLOGY

- OTHER - MERGERS AND ACQUISITIONS SERVICES

Other Types of Business
This firm does not effect transactions in commodities, commodity futures, or commodity options.
This firm does not engage in other non-securities business.
Non-Securities Business Description:

©2019 FINRA. All rights reserved.   Report about TRITAURIAN CAPITAL, INCORPORATED   9

What Is a Reg CF / A+ / S / D ?









CF

Maximum Raise
$5 million per 12 months; limits are based on investor income and net worth

Permitted Investors
Anyone (including retail and non-accredited investors)

General Solicitation
Permitted (public advertisement allowed); promote a prepared offering to the public

Testing the Waters
Permitted

A+

Maximum Raise (Tier I)
$20 million per 12 months; no investor limits

Maximum Raise (Tier II)
$75 million per 12 months; non-accredited investors can invest the greater of ten percent of their income or net worth

Permitted Investors
Anyone (including retail and non-accredited investors)

General Solicitation
Permitted (public advertisement allowed); promote a prepared offering to the public

Testing the Waters
Permitted; search and examine the market for potential investors before an offering is ready

S

Provides an exclusion from the Section 5 registration requirements of the Securities Act for offers made outside the United States by both U.S. and foreign issuers to non-U.S. persons

D

Maximum Raise
Unlimited

Permitted Investors
Accredited investors only

General Solicitation
Permitted (public advertisement allowed); promote a prepared offering to the public

Testing the Waters
Permitted; search and examine the market for potential investors before an offering is ready

What Is Tokenized Equity?

Tokenized stocks are digital securities or crypto tokens issued on a blockchain, and like the certificates of yesteryear, they represent equity shares in companies who have gone public on the NYSE, Nasdaq, or any other stock market around the world.

Tokenized stocks possess the rising or falling value of their underlying stock, so if TESLA stock doubles in value, its tokenized equivalent doubles in value as well. This means the token that verifies asset ownership also possesses the value of its underlying asset, equity shares in a company.

All tokenized equities on the SOMA.finance platform are backed 1:1 to their underlying asset and each token on the exchange can be withdrawn to a personal wallet at any time. This means no synthetics, no derivatives or contracts for difference.

What This Means for Investors:

1 Low Fees
Minimal or reduced fees compared to traditional brokerages.

3 Increased Flexibility
Increased flexibility to manage personal and client portfolios across markets.

5 Better Transparency
More transparent transactions from blockchain and ledger technology.

2 Better Reactivity
Faster response times to global events and current affairs.

4 Fractional Shares
Access to fractions of any tokenized stocks.

6 24/7 Trading
No market hours, no closing bell. Trade when you want, where you want.

What Is a Non-Custodial Platform?

With a custodial platform (like a centralized exchange), a third party has direct control over your assets. The extent of this control and the flexibility of the third party to make use of your assets varies by provider, but there can be increased risk involved if assets are misappropriated.

Non-custodial platforms (like SOMA.finance), you maintain control over your wallet keys and digital assets. This gives you the freedom to trade as you wish, with the option to withdraw your assets from the platform at any time.

We put the control back in your hands, reducing the need to place trust in third party organizations with your digital assets.

How a **stock exchange** works


CUSTOMER
MONEY
SHARES
BROKERAGE
MONEY
SHARES
EXCHANGE
BROKERAGE
SHARES
MONEY
CUSTOMER
SHARES
MONEY

How a **centralized crypto exchange** works


CUSTOMER
MONEY
TOKEN
MONEY
TOKEN
EXCHANGE
TOKEN
MONEY
CUSTOMER
TOKEN
MONEY

How **SOMA.finance** works


CUSTOMER
MONEY
TOKEN
SOMA.finance
CUSTOMER
TOKEN
MONEY

What Is a DEX?

A Decentralized Exchange (DEX) is a peer-to-peer marketplace where transactions occur directly between traders, removing the need for a broker or intermediary.

The majority of DEXs use an AMM (Automated Market Maker) protocol and smart contracts to establish the price of digital assets and execute transactions directly on the blockchain.

DEXs have a number of advantages over centralized exchanges or organizations including increased transparency, lower fees, faster transactions and greater control over your own assets.

How SOMA.finance works



Liquiditiy Provider
Deposit
Input: 10 Token A + 1 Token B
Output: 4 LP Shares
SOMA Pool
Reserves
100 Token A
10 Token B
Liquidity Shares
12 Pool Token
Trader
Swap
Input: 10 Token A + 0.03% Fee
Output: 1 Token B

Pool Token



Liquiditiy Provider
Deposit
Input: 3 Token A + 1 Token B
Output: 12.4 Pool Tokens
SOMA Pool
Increased liquidity reduces price slippage for trade
A B
Price curve defined by x*y=k
Amount Token B
Amount Token A
Reserves
1210 Token A
399 Token B
More liquidity increases low slippage area
Liquidity Shares
12.4 Pool Tokens

What Is Tokenomics?

Tokenomics - a combination of the words 'token' and 'economics' - is a term that incorporates all factors that determine the value of a token, including things like burning, market cap, supply, and utility.

It also covers the way that tokens are both generated and distributed, with various metrics measuring token supply - circulating supply (how many tokens are in the market), total supply (total amount of tokens that exist), and maximum supply (max. number of tokens that were coded to exist).

As with regular economics, supply and demand are the main factors that will determine the price of a token, with availability, distribution, utility etc. all affecting this supply and demand. Investors can look at the market cap of a token and the token supply to get an understanding of how valuable said token is.

Factors Included in Tokenomics:

1 **Distribution**
How a token can be accessed by investors.

2 **Burning**
How tokens may be permanently removed from circulation. (Usually to maintain or increase value).

3 **Increased Flexibility**
Increased flexibility to manage personal and client portfolios across markets.

4 **Market Cap**
The total value of tokens based on price and circulating supply.

5 **Utility**
The benefits, advantages or applications that the token brings with it (beyond pure value).